Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF INLIF LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2025

The undersigned shareholder of INLIF LIMITED, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated May 22, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time, on June 9, 2025, at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China, with the ability given to shareholders to attend virtually at www.virtualshareholdermeeting.com/INLF2025, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting dated May 22, 2025.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.      to re-elect Wenzao Huang as a director of the Company;

2.      to re-elect Yunjun Huang as a director of the Company;

3.      to re-elect Yaner Zhang as a director of the Company;

4.      to re-elect Yongfu Zeng as a director of the Company;

5.      to re-elect Yongjun Zhou as a director of the Company;

6.      to approve the Share Capital Reorganization;

7.      to adopt the Amended M&A as the new memorandum and articles of association of the Company, in substitution for the memorandum and articles of association of the Company currently in effect, subject to and immediately following the Share Capital Reorganization taking effect; and

8.      to approve the Share Repurchase and Issuance subject to and immediately following the Share Capital Reorganization and the Amended M&A taking effect.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

It is resolved as an ordinary resolution that Wenzao Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 2:

It is resolved as an ordinary resolution that Yunjun Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 3:

It is resolved as an ordinary resolution that Yaner Zhang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 4:

It is resolved as an ordinary resolution that Yongfu Zeng be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 5:

It is resolved as an ordinary resolution that Yongjun Zhou be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 6:

It is resolved, as a special resolution that the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reorganization”):

(a)     the currently issued 15,900,000 ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0001 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis;

(b)    the remaining authorized but unissued ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into (i) 334,100,000 Class A Ordinary Shares on a one for one basis and (ii) 150,000,000 Class B ordinary shares of par value US$0.0001 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis; and

(c)     all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis,

such that the Company’s authorized share capital be re-designated and re-classified from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each.

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PROPOSAL NO. 7:

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reorganization taking effect, the Company adopt the third amended and restated memorandum and articles of association (the “Amended M&A”), in the form annexed to the proxy statement, in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association currently in effect, to reflect the Share Capital Reorganization.

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PROPOSAL NO. 8:

It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reorganization and the Amended M&A taking effect, the Company repurchase a total of 12,500,000 Class A Ordinary Shares held by LIANKEN ENTERPRISE LIMITED, TIANHUA ENTERPRISE LIMITED, XINGCAN ENTERPRISE LIMITED, WEIBO ENTERPRISE LIMITED, and KERUI ENTERPRISE LIMITED (each a “Class B Shareholder”, together, the “Class B Shareholders”) out of the proceeds of the fresh issuance of a total of 12,500,000 Class B Ordinary Shares at par value to the Class B Shareholders to be made for the purposes of the repurchase, and such issuance of 12,500,000 Class B Ordinary Shares to the Class B Shareholders to be made for the purposes of the repurchase (the “Share Repurchase and Issuance”).

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This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date: